Item 1


                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Month                          January-01
Payment Date                   15th of each month
Convention                     Modified Following Business Day
Current Payment Date           16-Jan-01
Current Calculation Date       9-Jan-01
Previous Payment Date          15-Dec-00
Previous Calculation Date      11-Dec-00
----------------------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates

----------------------------------------------------------------------------------------------
                                    Prior         Deposits     Withdrawals      Balance on
                                   Balance                                   Calculation Date
                                  11-Dec-00                                      9-Jan-01
----------------------------------------------------------------------------------------------
Expense Account                   1,354,167.30   7,538,425.23  (2,040,345.98)    6,852,246.55
Collection Account              104,278,006.51  15,539,266.15 (18,111,397.51)  101,705,875.15
Aircraft Purchase Account       115,609,802.83     420,460.02 (80,455,720.85)   35,574,542.00

- Liquidity Reserve cash balance 84,716,609.00                             -    86,982,761.00
----------------------------------------------------------------------------------------------
Total                           221,241,976.64  23,498,151.40 (100,607,464.34) 144,132,663.70
----------------------------------------------------------------------------------------------

2. Analysis of Aircraft Purchase Account Activity

----------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                   115,609,802.83
Interest Income                                                                    420,460.02
Aircraft Purchase Payments                                                     (79,817,769.00)
Economic Swap Payments                                                            (637,951.85)
----------------------------------------------------------------------------------------------
Balance on current Calculation Date                                             35,574,542.00
----------------------------------------------------------------------------------------------

3. Analysis of Expenses Account Activity

----------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                     1,354,167.30
Transfer from Collection Account on previous Payment Date                        7,518,263.06
Permitted Aircraft Accrual                                                                  -
Interim Transfer from Collection Account                                                    -
Transfers from Aircraft Purchase Account                                                    -
Interest Income                                                                     20,162.17
Balance on current Calculation Date
- Payments on previous payment date                                               (895,299.82)
- Interim payments                                                                          -
- Other                                                                         (1,145,046.16)
----------------------------------------------------------------------------------------------
Balance on current Calculation Date                                              6,852,246.55
----------------------------------------------------------------------------------------------





4. Analysis of Collection Account Activity

----------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                   104,278,006.51
Collections during period                                                       15,539,266.15
Transfer to Expense Account on previous Payment Date
- Required Expense Amount                                                       (7,342,740.57)
- Permitted Aircraft Modifications                                                          -
Net Swap payments on previous Payment Date                                        (175,522.49)
Aggregate Note Payments on previous Payment Date                               (10,593,134.45)
----------------------------------------------------------------------------------------------
Balance on current Calculation Date                                            101,705,875.15
----------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                65,000,000.00
Cash Held
- Security Deposits                                                             21,982,761.00
                                                                             -----------------
 Liquidity Reserve Amount                                                       86,982,761.00
                                                                             -----------------




                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                   16-Jan-01
Current Calculation Date                9-Jan-01
Previous Payment Date                  15-Dec-00
Previous Calculation Date              11-Dec-00
----------------------------------------------------------------------------------------------------------------
Balance in Collection and Expense Account                                                        108,558,121.70
Liquidity Reserve Amount                                                                         (86,982,761.00)
                                                                                              ------------------
Available Collections                                                                             21,575,360.70
                                                                                              ==================

4. Analysis of Collection Account Activity (Continued)
----------------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)          Total Required Expense Amount                                                         7,600,000.00
(II) a)      Class A Interest but excluding Step-up                                                6,189,436.99
     b)      Swap Payments other than subordinated swap payments                                     133,837.32
(iii)        First Collection Account top-up (Minimum liquidity reserve $30 m)                    30,000,000.00
(iv)         Class A Minimum principal payment                                                                -
(v)          Class B Interest                                                                      1,016,286.26
(vi)         Class B Minimum principal payment                                                        72,922.22
(vii)        Class C Interest                                                                      1,223,473.67
(viii)       Class C Minimum principal payment                                                                -
(ix)         Class D Interest                                                                        700,522.66
(x)          Class D Minimum principal payment                                                                -
(xi)         Second collection account top-up                                                     56,982,761.00
(xii)        Class A Scheduled principal                                                                      -
(xiii)       Class B Scheduled principal                                                             609,699.82
(xiv)        Class C Scheduled principal                                                             131,325.01
(xv)         Class D Scheduled principal                                                                      -
(xvi)        Permitted accruals for Modifications
(xvii)       Step-up interest                                                                                 -
(xviii)      Class A Supplemental principal                                                        3,897,856.75
(xix)        Class E Primary Interest                                                                         -
(xx)         Class B Supplemental principal                                                                   -
(xxi)        Class A Outstanding Principal                                                                    -
(xxii)       Class B Outstanding Principal                                                                    -
(xxiii)      Class C Outstanding Principal                                                                    -
(xxiv)       Class D Outstanding Principal                                                                    -
(xxv)        Subordinated Swap payments                                                                       -
                                                                                              ------------------
             Total Payments with respect to Payment Date                                         108,558,121.70
             less collection Account Top Ups (iii) (b) and (xi) (b) above                         86,982,761.00
                                                                                              ------------------
                                                                                                  21,575,360.70
                                                                                              ==================

----------------------------------------------------------------------------------------------------------------




                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date               16-Jan-01
Current Calculation Date           9-Jan-01
Previous Payment Date              15-Dec-00
Previous Calculation Date          11-Dec-00
------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass

---------------------------------------------------------------------------------------------
                                   Subclass        Subclass       Subclass         Total
Floating Rate Notes                  A-2             A-3            A-4           Class A
---------------------------------------------------------------------------------------------
Applicable LIBOR                    6.71000%        6.71000%        6.71000%
Applicable Margin                    0.3200%         0.4600%         0.5200%
Applicable Interest Rate            7.03000%        7.17000%        7.23000%
Day Count                            Act/360         Act/360         Act/360
Actual Number of Days                     32              32              32
Interest Amount Payable         1,189,680.41    3,600,933.33    1,398,823.25
Step-up Interest Amount Payable      NA              NA              NA
---------------------------------------------------------------------------------------------
Total Interest Paid             1,189,680.41    3,600,933.33    1,398,823.25     6,189,436.99
---------------------------------------------------------------------------------------------
Expected Final Payment Date        15-Dec-05       15-Jun-02       15-May-11
Excess Amortisation Date           17-Aug-98       15-Feb-06       15-Aug-00
---------------------------------------------------------------------------------------------
Original Balance              290,000,000.00  565,000,000.00  235,000,000.00
Opening Outstanding
Balance                       190,382,711.37  565,000,000.00  217,659,219.42   973,041,930.79
---------------------------------------------------------------------------------------------
Extended Pool Factors                 76.45%         100.00%         100.00%
Pool Factors                          67.90%         100.00%          91.61%
---------------------------------------------------------------------------------------------
Minimum Principal Payment                  -               -               -                -
Scheduled Principal Payment                -               -               -                -
Supplemental Principal Payment    710,193.27               -    3,187,663.48     3,897,856.75
----------------------------------------------------------------------------------------------
Total Principal Distribution
Amount                            710,193.27               -    3,187,663.48     3,897,856.75
----------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                             -
- amount allocable to premium
---------------------------------------------------------------------------------------------
Closing Outstanding Principal
Balance                       189,672,518.10  565,000,000.00  214,471,555.94   969,144,074.04
---------------------------------------------------------------------------------------------


(Table to be continued)


(Table continued)


---------------------------------------------------------------------------
                                   Subclass     Subclass        Total
Floating Rate Notes                   B-1          B-2         Class B
---------------------------------------------------------------------------
Applicable LIBOR                     6.71000%       6.71000%
Applicable Margin                     0.6000%        1.0500%
Applicable Interest Rate             7.31000%       7.76000%
Day Count                             Act/360        Act/360
Actual Number of Days                      32             32
Interest Amount Payable            475,992.17     540,294.08
Step-up Interest Amount Payable         NA            NA
----------------------------------------------------------------------------
Total Interest Paid                475,992.17     540,294.08    1,016,286.26
----------------------------------------------------------------------------
Expected Final Payment Date         15-Jul-13      15-Jul-08
Excess Amortisation Date            17-Aug-98      15-Aug-00
----------------------------------------------------------------------------
Original Balance                85,000,000.00  80,000,000.00
Opening Outstanding
Balance                         73,254,609.49  78,328,717.00  151,583,326.49
----------------------------------------------------------------------------
Extended Pool Factors                  93.50%       100.00%
Pool Factors                           88.31%        99.86%
----------------------------------------------------------------------------
Minimum Principal Payment           35,240.61      37,681.61       72,922.22
Scheduled Principal Payment        294,645.35     315,054.47      609,699.82
Supplemental Principal Payment              -              -               -
----------------------------------------------------------------------------
Total Principal Distribution
Amount                             329,885.96     352,736.08      682,622.04
----------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal
- amount allocable to premium
----------------------------------------------------------------------------
Closing Outstanding Principal
Balance                         72,924,723.53  77,975,980.92  150,900,704.45
----------------------------------------------------------------------------


(Table to be continued)


(Table continued)

------------------------------------------------------------------------------
                                     Subclass     Subclass         Total
Floating Rate Notes                     C-1          C-2          Class C
------------------------------------------------------------------------------
Applicable LIBOR                       6.71000%       6.71000%
Applicable Margin                       1.3500%        2.0500%
Applicable Interest Rate               8.06000%       8.76000%
Day Count                               Act/360        Act/360
Actual Number of Days                        32             32
Interest Amount Payable              601,045.34     622,428.33
Step-up Interest Amount Payable          NA            NA
------------------------------------------------------------------------------
Total Interest Paid                  601,045.34     622,428.33    1,223,473.67
------------------------------------------------------------------------------
Expected Final Payment Date           15-Jul-13      15-Jun-08
Excess Amortisation Date              17-Aug-98      15-Aug-00
------------------------------------------------------------------------------
Original Balance                  85,000,000.00  80,000,000.00
Opening Outstanding Principal
Balance                           83,892,804.50  79,935,144.98  163,827,949.48
------------------------------------------------------------------------------
Extended Pool Factors                    99.96%        100.00%
Pool Factors                             98.35%         99.77%
------------------------------------------------------------------------------
Minimum Principal Payment                     -              -               -
Scheduled Principal Payment           93,572.00      37,753.01      131,325.01
Supplemental Principal Payment                -              -               -
------------------------------------------------------------------------------
Total Principal Distribution
Amount                                93,572.00      37,753.01      131,325.01
------------------------------------------------------------------------------
Redemption Amount                             -              -
- amount allocable to principal               -              -
- amount allocable to premium                 -              -
------------------------------------------------------------------------------
Closing Outstanding Principal
Balance                           83,799,232.50  79,897,391.97  163,696,624.47
------------------------------------------------------------------------------


------------------------------------------------
Fixed Rate Notes                        D-2
------------------------------------------------
Applicable Interest Rate               8.50000%
Day count                              30 / 360
Number of Days                               30
Interest Amount Payable              700,522.66
------------------------------------------------
Total Interest Paid                  700,522.66
------------------------------------------------
Expected Final Payment Date           15-Mar-14
Excess Amortisation Date              15-Jul-10
------------------------------------------------
Original Balance                 100,000,000.00
Opening Outstanding Principal
Balance                           98,897,317.00
------------------------------------------------
Extended Pool Factors                   100.00%
Expected Pool Factors                   100.00%
------------------------------------------------
Extended Amount                               -
Expected Pool Factor Amount                   -
Surplus Amortisation
------------------------------------------------
Total Principal Distribution Amount           -
------------------------------------------------
Redemption Amount                             -
- amount allocable to principal               -
                                  --------------
- amount allocable to premium                 -
------------------------------------------------
Closing Outstanding Principal
Balance                           98,897,317.00
------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                      16-Jan-01
Current Calculation Date                   9-Jan-01
Previous Payment Date                     15-Dec-00
Previous Calculation Date                 11-Dec-00
----------------------------------------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period          16-Jan-01
End of Interest Accrual Period            15-Feb-01
Reference Date                            11-Jan-01

---------------------------------------------------------------------------------------------------------------------------
                                            A-2         A-3         A-4        B-1         B-2         C-1         C-2
---------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                           5.88250%    5.88250%    5.88250%   5.88250%    5.88250%     5.88250%   5.88250%
Applicable Margin                           0.3200%     0.4600%     0.5200%    0.6000%     1.0500%      1.3500%    2.0500%
Applicable Interest Rate                    6.2025%     6.3425%     6.4025%    6.4825%     6.9325%      7.2325%    7.9325%
---------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------
Fixed Rate Notes                            D-1
----------------------------------------------------
Actual Pool Factor                          100.00%
----------------------------------------------------
----------------------------------------------------------------------------

7. Payments per $100,000 Initial Outstanding Principal Balance of Notes

---------------------------------------------------------------------------------------------------------------------------
(a) Floating Rate Notes                     A-2         A-3         A-4        B-1         B-2         C-1         C-2
---------------------------------------------------------------------------------------------------------------------------

Opening Outstanding Principal Balance    190,382.71  565,000.00  217,659.22  73,254.61   78,328.72    83,892.80  79,935.14
Total Principal Payments                     710.19           -    3,187.66     329.89      352.74        93.57      37.75
Closing Outstanding Principal Balance    189,672.52  565,000.00  214,471.56  72,924.72   77,975.98    83,799.23  79,897.39

Total Interest                             1,189.68    3,600.93    1,398.82     475.99      540.29       601.05     622.43
Total Premium                               0.0000%     0.0000%     0.0000%    0.0000%     0.0000%      0.0000%    0.0000%
---------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------
(b) Fixed Rate Notes                        D-2
----------------------------------------------------
Opening Outstanding Principal Balance     98,897.32
Total Principal Payments                          -
Closing Outstanding Principal Balance     98,897.32

Total Interest                               700.52
Total Premium                                     -
----------------------------------------------------
----------------------------------------------------------------------------------------------------------------

              AerCo Limited - Cumulative Case Performance to date - July 17, 2000 to January 16, 2001

                                                                                                                   Dollar amounts
                                                                                           All amounts in         expressed as a
                                                                                        millions of US dollars  percentage 2000 Base
                                                                                        unless otherwise stated  Case Lease Rentals
                                                                                        -----------------------  ------------------
                                               Jul 17-                                     Cumulative to Date     Cumulative to Date
                                     Jul 17    Sept 15  Oct-15  Nov-15  Dec-15  Jan-16            Base                  Base   Vari-
                                      2000      2000     2000    2000    2000    2001   Actual    Case Variance Actual  Case    ance
------------------------------------------------------------------------------------------------------------------------------------
               CASH COLLECTIONS
   [1]         Lease Rentals                     30.6    19.3    14.6    15.7    15.3    95.5     94.6     0.9  101.0% 100.0%   1.0%
   [2]           - Renegotiated Leases              -       -       -       -       -       -        -       -    0.0%   0.0%   0.0%
   [3]           - Rental Resets                    -       -       -       -       -       -        -       -    0.0%   0.0%   0.0%
                                             ---------------------------------------------------------------------------------------
   [4] S [1]...[3] Contracted Lease Rentals      30.6    19.3    14.6    15.7    15.3    95.5     94.6     0.9  101.0% 100.0%   1.0%
   [5]         Movement in Current Arrears
                 Balance                         (1.9)    0.5    (1.2)   (0.3)   (1.6)   (4.5)       -    (4.5)  -4.8%   0.0%  -4.8%
               less Net Stress-related Costs
   [6]          - Bad Debts                         -                                       -     (0.9)    0.9    0.0%  -1.0%   1.0%
   [7]          - Security Deposits Drawn Down      -       -       -       -       -       -                -    0.0%   0.0%   0.0%
   [8]          - Restructured Arrears            0.3     0.1       -     0.2     0.2     0.8      1.9    (1.1)   0.8%   2.0%  -1.2%
   [9]          - AOG                               -       -       -    (0.7)   (0.6)   (1.3)    (4.0)    2.7   -1.4%  -4.2%   2.8%
  [10]          - Other Leasing Income              -       -       -       -       -       -                -    0.0%   0.0%   0.0%
  [11]          - Repossession Costs                -       -       -       -       -       -     (0.8)    0.8    0.0%  -0.8%   0.8%
                                             ---------------------------------------------------------------------------------------
  [12] S [6]...[11]sub-total                      0.3     0.1       -    (0.5)   (0.4)   (0.5)    (3.8)    3.3   -0.5%  -4.0%   3.4%
  [13] [4]+[5]+[12] Net Lease Rentals            29.0    19.9    13.4    14.9    13.3    90.5     90.8    (0.3)  95.7%  96.0%  -0.3%
  [14]         Interest Earned                    0.7     0.6     0.5     0.5     0.5     2.7      1.7     1.0    2.9%   1.8%   1.1%
  [15]         Drawings from Expense Account                        -       -       -       -        -       -    0.0%   0.0%   0.0%
               Maintenance Receipts               3.2     1.9     1.3     2.2     0.5     9.1        -     9.1    9.6%   0.0%   9.6%
               Maintenance Payments              (0.7)      -    (0.8)   (1.2)   (0.7)   (3.4)       -    (3.4)  -3.5%   0.0%  -3.5%
                                             ---------------------------------------------------------------------------------------
  [15]         Net Maintenance                    2.5     1.9     0.5     1.0    (0.2)    5.7        -     5.7    6.1%   0.0%   6.1%
  [16] S[13]...[15]Total Cash Collections        32.2    22.4    14.4    16.4    13.6    99.0     92.5     6.4  104.6%  97.8%   6.8%
------------------------------------------------------------------------------------------------------------------------------------
               CASH EXPENSES
               Aircraft Operating Expenses
  [17]          - Insurance                         -       -    (0.1)      -       -    (0.1)                   -0.1%   0.0%   0.0%
  [18]          - Re-leasing and other overheads (0.1)   (0.5)   (4.0)   (0.4)   (0.3)   (5.3)    (1.6)   (3.7)  -5.6%  -1.7%  -3.9%
                                             ---------------------------------------------------------------------------------------
  [19]    [17]+[18] subtotal                     (0.1)   (0.5)   (4.1)   (0.4)   (0.3)   (5.4)    (1.6)   (3.8)  -5.7%  -1.7%  -3.9%
               SG&A Expenses
  [20]         Aircraft Servicer Fees
                - Retainer Fee                   (0.3)   (0.1)   (0.5)   (0.1)   (0.1)   (1.1)    (1.1)   (0.0)  -1.2%  -1.2%   0.0%
                - Rent Collected Fee             (0.3)   (0.2)   (0.3)   (0.2)   (0.2)   (1.2)    (1.0)   (0.2)  -1.3%  -1.1%  -0.2%
                - Previous Servicer Fees         (1.8)      -       -       -       -    (1.8)            (1.8)  -1.9%   0.0%  -1.9%
------------------------------------------------------------------------------------------------------------------------------------
  [21]         sub-total                         (2.4)   (0.3)   (0.8)   (0.3)   (0.3)   (4.2)    (2.1)   (2.1)  -4.4%  -2.2%  -2.2%
  [22]         Other Servicer Fees               (0.5)   (1.6)   (1.8)   (1.2)   (0.6)   (5.7)    (3.9)   (1.8)  -6.0%  -4.1%  -1.9%
------------------------------------------------------------------------------------------------------------------------------------
  [23]    [21]+[22] subtotal                     (2.9)   (1.9)   (2.6)   (1.5)   (0.9)   (9.9)    (6.0)   (3.9)
  [24]    [20]+[23] Total Cash Expenses          (3.0)   (2.4)   (6.7)   (1.9)   (1.2)  (15.2)    (7.6)   (7.6) -16.1%  -8.0%  -8.1%
------------------------------------------------------------------------------------------------------------------------------------
               NET CASH COLLECTIONS
  [25]    [17] Total Cash Collections            32.2    22.4    14.4    16.4    13.6    99.0    92.5      6.4  104.6%  97.8%   6.8%
  [26]    [24] Total Cash Expenses               (3.0)   (2.4)   (6.7)   (1.9)   (1.2)  (15.2)   (7.6)    (7.6) -16.1%  -8.0%  -8.1%
  [27]         Movement in Expense Account        2.8     2.0     2.2    (1.5)    1.3     6.8       -      6.8    7.1%   0.0%   7.1%
  [28]         Interest Payments                (18.2)  (11.1)   (8.5)  (11.0)   (9.1)  (57.9)  (52.6)    (5.3) -61.2% -55.6%  -5.6%
  [29]         Swap Payments                      0.5     0.1     0.1     0.1     0.1     0.9     1.3     (0.4)   1.0%   1.4%  -0.4%
  [30]         Exceptional Items                    -       -       -       -       -       -     7.6     (7.6)   0.0%   8.0%  -8.0%
                                             ---------------------------------------------------------------------------------------
  [31]    S [25]-[30]TOTAL                       14.3    11.0     1.5     2.1     4.6    33.5    41.2     (7.8)  35.4%  43.6%  -8.2%
                                             =======================================================================================
------------------------------------------------------------------------------------------------------------------------------------
  [32]         PRINCIPAL PAYMENTS
               subclass A                        14.2     9.5     1.6       -     3.8    29.1    35.3     (6.2)  30.8%  37.3%  -6.6%
               subclass B                           -     0.4     0.8     2.0     0.7     3.9     5.4     (1.5)   4.1%   5.7%  -1.6%
               subclass C                         0.1     0.1     0.1     0.1     0.1     0.5     0.5        -    0.5%   0.5%   0.0%
               subclass D                           -       -       -       -       -       -       -        -    0.0%   0.0%   0.0%
                                             ---------------------------------------------------------------------------------------
               Total                             14.3    10.0     2.5     2.1     4.6    33.5    41.2     (7.7)  35.4%  43.6%  -8.1%
                                             =======================================================================================
               Debt Balances
               subclass A              998.4    984.2   974.7   973.1   974.7   969.3   969.3   963.1      6.2
               subclass B              154.8    154.8   154.4   153.6   151.6   150.9   150.9   149.4      1.5
               subclass C              164.1    164.0   164.0   163.9   163.9   163.8   163.6   163.6        -
               subclass D              100.0    100.0   100.0   100.0   100.0   100.0   100.0   100.0        -
                                     -------------------------------------------------------------------------
               TOTAL                 1,417.3  1,403.0 1,393.1 1,390.6 1,390.2 1,384.0 1,383.8 1,376.1      7.7
                                     =========================================================================


                                                          AerCo Limited

------------------------------------------------------------------------------------------------------------------------------------
  Note:                 Report Line Name                  Description
------------------------------------------------------------------------------------------------------------------------------------
                        CASH COLLECTIONS
   [1]                  Lease Rentals                     Assumptions per the July 2000 Prospectus
   [2]                  - Renegotiated Leases             Change in contracted rental cash flow caused by a renegotiated lease
   [3]                  - Rental Resets                   Re-leasing events where new lease rate deviated from the 2000 Base Case
   [4]    S [1]...[3]   Contracted Lease Rentals          Current Contracted Lease Rentals due as at the latest Calculation Date

   [5]                  Movement in Current Arrears       Current contracted lease rentals not received as at the latest Calculation
                        Balance                           Date, excluding Bad debts

                        less Net Stress related Costs
   [6]                  - Bad debts                       Arrears owed by former lessees and deemed irrecoverable.
   [7]                  - Restructured arrears            Current arrears that have been capitalised and restructured as a Note
                                                          Payable.
   [8]                  - Security deposits drawn down    Security deposits received following a lesse default
   [9]                  - AOG                             Lost of rental due to an aircraft being off-lease and non-revenue earning
   [10]                 - Other Leasing Income            Includes lease termination payments, rental guarantees and late payments charges
   [11]                 - Repossession                    Legal and technical costs incurred in repossessing aircraft.
   [12]   S [6]...[11]  sub-total

  [13]    [4]+[5]+[12]  Net Lease Rentals                 Contracted Lease Rentals less Movement in Current Arrears Balance and Net
                                                          Stress related costs

  [14]                  Interest Earned                   Interest earned on monthly cash balances
  [15]                  Net Maintenance                   Maintenance Revenue Reserve received less and reimbursements to lessees.
  [16]    S [13]...[15] Total Cash Collections            Net Lease Rentals + Interest Earned + Net Maintenance
------------------------------------------------------------------------------------------------------------------------------------
                        CASH EXPENSES
                        Aircraft Operating Expenses       All operational costs related to the leasing of aircraft.
  [17]                  - Insurance                       Premium for contingent insurance policies
  [18]                  - Re-leasing and other            Costs associated transferring an aircraft from one lessee to another
  [19]    [17]+[18]     subtotal

                        SG&A Expenses
  [20]                  Aircraft Servicer Fees            Monthly and annual fees paid to Aircraft Servicer
                        - Base Fee                        Fixed amount per month per aircraft
                        - Rent Contracted Fee             1.00% of rental contracted for the month
                        - Rent Collected Fee              1.25% of rental received for the month
                        - Previous Servicer Fees          Fees paid to the previous Servicer of AerFi
  [21]     [20]         subtotal
  [22]                  Other Servicer Fees               Administrative Agent, trustee and professional fees paid to other service providers.
  [23]    [21]+[22]     subtotal

  [24]    [19]+[23]     Total Cash Expenses               Aircraft Operating Expenses + SG&A Expenses
------------------------------------------------------------------------------------------------------------------------------------
                        NET CASH COLLECTIONS
  [25]     [16]         Total Cash Collections            line 16 above
  [26]     [24]         Total Cash Expenses               line 24 above
  [27]                  Movement in Expense Account       Movement in Expense Account
  [28]                  Interest Payments                 Interest paid on all outstanding debt
  [29]                  Swap payments                     Net swap payments (paid) /received
  [30]                  Proceeds from Aircraft Sales      Proceeds, net of fees and expenses, from the sale of aircraft
  [31]    S [25]...[30] Exceptional Items                 Includes adjustment for aircraft included in the Basecase but not acquired by AerCo
                        TOTAL
------------------------------------------------------------------------------------------------------------------------------------

                                 AerCo Limited

--------------------------------------------------------------------------------------------------------------------------
          Coverage Ratios                                                           2000
                                Closing                     Actual                 Base Case
--------------------------------------------------------------------------------------------------------------------------
          Net Cash Collections                                  99.0                 92.5
          Add Back Interest                                     57.9                 52.6
          Add Back Swap Payments                                -0.9                 -1.3
a         Net Cash Collections                                 156.0                143.8
b         Swaps                                                 -0.9                 -1.3
c         Class A Interest                                      29.1                 29.0
d         Class A Minimum                                          -                  7.5
e         Class B Interest                                       4.8                  4.8
f         Class B Minimum                                        1.6                  3.1
g         Class C Interest                                       5.6                  4.5
h         Class C Minimum                                          -                    -
I         Class D Interest                                       3.5                  3.5
j         Class D Minimum                                          -                    -
k         Class A Scheduled                                        -                    -
l         Class B Scheduled                                      1.6                  1.7
m         Class C Scheduled                                      0.4                  0.4
n         Class D Scheduled                                        -                    -
o         Permited Aircraft Modifications                                               -
p         Class A Supplemental                                  25.3                 22.7
                                                         -----------------------------------------
          Total                                                 71.0                 75.9
                                                         -----------------------------------------

   [1]    Interest Coverage Ratio
          Class A                                               5.53                 5.19  = a / (b+c)
          Class B                                               4.73                 3.60  = a / (b+c+d+e)
          Class C                                               3.88                 3.02  = a / (b+c+d+e+f+g)
          Class D                                               3.57                 2.81  = a / (b+c+d+e+f+g+h+i)

   [2]    Debt Coverage Ratio
          Class A                                               3.44                 2.72  = a / (b+c+d+e+f+g+h+i+j+k)
          Class B                                               3.44                 2.72  = a / (b+c+d+e+f+g+h+i+j+k+l)
          Class C                                               3.44                 2.72  = a / (b+c+d+e+f+g+h+i+j+k+l+m)
          Class D                                               3.44                 2.72  = a / (b+c+d+e+f+g+h+i+j+k+l+m+n)

          Loan-to-Value Ratios

                              --------------------------------------------------------------------
                               2000 Base Case                 Actual            2000 Base Case
                                  15-Jul-00                  16-Jan-01            16-Jan-01
                              --------------------------------------------------------------------
   [3]    Assumed Portfolio Value  1,566.7                   1,524.2              1,508.5

          Liquidity Reserve Amount

          Cash                        65.0                      65.0                 65.0
            - Accrued Expenses         5.0                       5.0                  5.0
            - Security Deposits       22.4                      22.0                 22.4
                              -------------              ------------         ------------
          subtotal cash               92.4                      92.0                 92.4
           Letters of Credit             -                         -                    -
                              -------------              ------------         ------------
          Total Liquidity Reserve     92.4                      92.0                 92.4

   [4]    Total Asset Value        1,659.1                   1,616.2              1,600.9

          Note Balance

          Class A                    998.4         60.2%       969.3    60.0%       963.1   60.2%
          Class B                    154.8         69.5%       150.9    69.3%       149.4   69.5%
          Class C                    164.1         79.4%       163.6    79.4%       163.6   79.7%
          Class D                    100.0         85.4%       100.0    85.6%       100.0   86.0%
                              -------------              ------------         ------------
          Total                    1,417.3                   1,383.8              1,376.1


[1] Interest Coverage Ratio is equal to Net Cash Collections, before Interest and swap payments, expressed as a ratio of the swap costs and interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

[2] Debt Service Ratio is equal to Net Cash Collections before interest and swap payments, expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Notes plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

[3] Assumed Portfolio Value represents the Inital Appraised Value of each aircraft in the Portfolio multipled by the Depreciation Factor at Calculation date divided by the Depreciation Factor at Closing date.

[4] Total Asset Value is equal to Total Portfolio Value plus Liquidity Reserve Amount